Exhibit 21.1

Subsidiaries of Aclaris Therapeutics, Inc.

Name of Subsidiary	Jurisdiction of Incorporation or Organization

Aclaris Therapeutics International Limited	United Kingdom
Aclaris Life Sciences, Inc.	Delaware
Confluence Discovery Technologies, Inc.	Delaware